LANGUAGE ARTS CORP.

P.O. Box El Dorado0819-11689Panama, Republic de Panama

August 7, 2013

To:	Mara L. Ransom, Assistant Director
Or Jacqueline Kaufman, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Language Arts Corp.
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed July 25, 2013
File No.: 333-189030

Dear Ms. Ransom:

Language Arts Corp., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated August 1, 2013 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on July 25, 2013.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

General

1.

We note your response to comment one in our letter dated July 17, 2013.  To the extent you continue to believe that you are not a blank check company, please revise your registration statement to state explicitly that you are not a blank check company.

The Registrant has revised on pages 4 and 19 of the registration statement to explicitly state that it is not a blank check company.

Business of the Issuer, page 17

Principal Services and Principal Markets, page 17

2.

We note your revised disclosure on page 17 whereby you deleted disclosure that you are “still in the development stage and [you] do not have any saleable inventory and have not yet identified any specific products, manufacturers or suppliers.”  Please explain why this revision is appropriate, and how it is consistent with disclosure on page 4 and elsewhere indicating that you are still in the development stage.

The Registrant erroneously removed the original disclosure in the prior amendment, and has replaced it in this Amendment Number 3.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Maria del Pilar Jaen at tel: (+1407) 374-1407.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Maria del Pilar Jaen

Maria del Pilar Jaen

President